SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO/A

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMGEN INC.

(Name of Filing Person (Issuer))

AMGEN INC.

(Name of Filing Person (Issuer))

Zero Coupon Convertible Notes due 2032 (Zero Coupon—Senior)

(Title of Class of Securities)

031162 AL4

(CUSIP Number of Class of Securities)

David J. Scott, Esq. Senior Vice President, General Counsel and Secretary One Amgen Center Drive Thousand Oaks, California 91320-1799 (805) 447-1000	with copy to: Charles K. Ruck, Esq. Gregory P. Rodgers, Esq. Latham & Watkins LLP 885 Third Avenue, Suite 1000 New York, New York 10022 (212) 906-1200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$1,773,361,405	$189,750

*	Calculated solely for purposes of determining the filing fee. The purchase price of the Zero Coupon Convertible Notes due 2032 (Zero Coupon—Senior) (the “Securities”), as described herein, is $755.44 per $1,000 principal amount at maturity outstanding. As of January 31, 2007 there was $2,347,455,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $1,773,361,405.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-I filed by Amgen Inc., (the “Company”), on January 31, 2007 (the “Schedule TO-I”), related to the Company’s Zero Coupon Convertible Notes due 2032 (Zero Coupon—Senior) (the “Securities”). This Amendment relates to the right of each holder (the “Holder”) of the Securities, to sell, and the obligation of the Company to purchase, the Securities, as set forth in the Company Notice to Holders of Zero Coupon Convertible Notes due 2032, dated January 31, 2007 (the “Company Notice”), and the related notice materials previously filed as exhibits to the Schedule TO-I (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”). The Company Notice and related notice materials are incorporated by reference in this Amendment. This Amendment amends and supplements the Schedule TO-I as set forth below and is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

The Put Option expired at 5:00 p.m., New York City time, on March 1, 2007. The Company has been advised by LaSalle Bank National Association, as paying agent (the “Paying Agent”), that, pursuant to the terms of the Put Option, Securities with an aggregate principal amount at maturity of approximately $2.24 billion were validly surrendered and not withdrawn prior to the expiration of the Put Option. The Company has accepted for purchase all of the Securities validly surrendered and not withdrawn. The purchase price for the Securities pursuant to the Put Option was $755.44 in cash per $1,000 principal amount at maturity. Accordingly, the aggregate purchase price for all the Securities validly surrendered and not withdrawn prior to the expiration of the Put Option was approximately $1.70 billion. The Company has forwarded cash in payment of the purchase price to the Paying Agent to distribute to the Holders. After the purchase pursuant to the Put Option, approximately $103.3 million principal amount at maturity of the Securities remains outstanding.

Items 1 through 12.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMGEN INC.

By:	/s/ RICHARD D. NANULA
Name:	Richard D. Nanula
Title:	Executive Vice President and Chief Financial Officer

Dated: March 2, 2007

EXHIBIT INDEX

(a)(1)(A)*	Company Notice to Holders of Zero Coupon Convertible Notes due 2032, dated January 31, 2007.

(a)(1)(B)*	Form of Substitute Form W-9.

(a)(5)*	Press release issued by the Company on January 31, 2007.

(b)	Not applicable.

(d)(1)*	Indenture, dated as of May 6, 2005, between the Company, as issuer, and LaSalle Bank National Association, as Trustee, incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2005.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.